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                            Filed by iVillage Inc.

                            Pursuant to Rule 425 under the Securities Act of 1933 and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                            Subject: Women.com Networks, Inc.

                            Commission File No.: 333-56150

To:   All iVillage Employees
From: Carl Fischer

Re:  IVIL Press Release

Please see the attached press release, which was issued this afternoon, announcing a conference call on June 21st to discuss our pending acquisition of Women.com. All employees are invited to listen to the call, which will be Webcast off of our investor relations site at www.ivillage.com/investor. We will also be broadcasting the call from select conference rooms for those who would like to listen via phone. More details will follow as we approach the 21st.

Carl R. Fischer IV
Vice President | Corporate Communications iVillage Inc.
512 Seventh Avenue, 13th Floor
New York, New York 10018
212.600.6502 (direct)
212.600.6555 (fax)
917.346.2388 (mobile)
cfischer@mail.ivillage.com


FOR IMMEDIATE RELEASE



             iVillage Conference Call To Discuss Details of Pending
                   Women.com Acquisition Available on the Web


NEW YORK - May 29, 2001 - iVillage Inc. (Nasdaq: IVIL), operator of the iVillage Network, which includes iVillage.com, Lamaze Publishing and the Newborn Channel, today announced that, subject to the expected closing of its proposed acquisition of Women.com Networks, Inc. on June 18, 2001, iVillage will host a conference call on Thursday, June 21, 2001 at 5:00 PM (EDT) to discuss the pending Women.com acquisition and to provide available pro forma projections for the combined company post-merger.

The conference call will be broadcast live on the Internet on Thursday, June 21, 2001 at 5:00 PM (EDT). The broadcast will be available on the Investor Relations section of iVillage's Web site, located at www.ivillage.com/investor, and on Street Events, located at www.streetevents.com. A replay of the conference call will be available on iVillage's Investor Relations Web site from 7:00 PM (EDT) Thursday, June 21, 2001 until 7:00 PM (EDT) Monday, June 25, 2001.

About iVillage Inc.
iVillage is a media company, which includes iVillage.com, Lamaze Publishing, The Newborn Channel, iVillage Solutions and Astrology.com. iVillage.com is a leading women's online destination providing practical solutions and everyday support for women 18 and over. Lamaze Publishing produces advertising-supported educational materials for expectant and new parents. The Newborn Channel is a satellite television network in over 1,000 hospitals nationwide.

iVillage.com is organized into branded communities across multiple topics of high importance to women and offers interactive services, peer support, content and online access to experts and tailored shopping opportunities. Content areas include Astrology, Babies, Beauty, Books, Diet & Fitness, Entertainment, Food, Games, Health, Home & Garden, Lamaze, Money, News & Issues, Parenting, Pets, Pregnancy, Relationships, Relaxation, and Work.

Established in 1995 and headquartered in New York City, iVillage Inc. (Nasdaq:
IVIL) is recognized as an industry leader in developing innovative sponsorship and commerce relationships that match the desire of marketers to reach women with the needs of iVillage.com members for relevant information and services. Membership to iVillage.com is free and offers features such as e-mail, personal homepages, instant messaging and other community tools.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:
iVillage Inc. has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the Internet industry, (ii) changes in domestic and foreign economic and market conditions,
(iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) iVillage's ability to successfully consummate, integrate and manage its proposed acquisition of Women.com Networks, Inc. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

In connection with their proposed merger and related rights offering to stockholders of Women.com Networks, Inc., iVillage Inc. and Women.com have filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC"), and a Joint Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also will be filed with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus filed with the SEC by iVillage has been mailed to iVillage's stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.



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CONTACTS:

iVillage                                          The Abernathy MacGregor Group
Carl Fischer                                      Carina Thate/Jocelyn Austin
212.600.6502                                      212.371.5999
cfischer@mail.ivillage.com                        cct@abmac.com/jba@abmac.com